Filed Pursuant to Rule 433
Registration No. 333-99955
May 23, 2006
PRICING TERM SHEET

Issuer:	DTE Energy Company
Security:	2006 Series B 6.35% Senior Notes due 2016
Size:	$300,000,000
Maturity Date:	June 1, 2016
Coupon:	6.35%
Interest Payment Dates:	June 1 and December 1, commencing December 1, 2006
Price to Public:	99.940%
Spread to Benchmark Treasury:	+130 bp
Benchmark Treasury:	5.125% due May 15, 2016
Benchmark Treasury Yield:	5.058%
Make-whole call:	At any time at a discount rate of Treasury plus 30 basis points
Expected Settlement Date:	T+3; May 26, 2006
CUSIP:	233331 AM 9
Anticipated Ratings:	Baa2 by Moody’s Investors Service, Inc. and BBB- by Standard & Poor’s Ratings Services
Joint Book-Running Managers:	Barclays Capital Inc.
Citigroup Global Markets Inc.
J.P. Morgan Securities Inc.
Co-Managers:	Comerica Securities, Inc.
Credit Suisse Securities (USA) LLC
Deutsche Bank Securities Inc.
KeyBanc Capital Markets, a Division of McDonald Investments Inc.
Morgan Stanley & Co. Incorporated
Wachovia Capital Markets, LLC
Wedbush Morgan Securities, Inc.
Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll-free at 1-888-227-2275 Ext. 2663, Citigroup Global Markets Inc. toll free at 1-877-858-5407 or J.P. Morgan Securities Inc. collect at (212) 834-4533.